Exhibit E

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Delaware Wilshire Private Markets Master Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$100,000(1)	0.01102%(2)	$11.02
Fees Previously Paid	—		—
Total Transaction Valuation	$100,000(1)
Total Fees Due for Filing			$11.02
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$11.02

(1)	Calculated as the aggregate maximum purchase price for Institutional Class Shares of beneficial interest (“Shares”).

(2)	Calculated at $110.20 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023.

Table 2 – Fee Offset Claims and Sources

Not applicable.

E-1